SECOND SUPPLEMENTAL INDENTURE

This SECOND SUPPLEMENTAL INDENTURE (this "Second Supplemental Indenture"), dated as of January 31, 2007, is entered into by and between Pac-West Telecomm, Inc., a California corporation, (the "Company") and Wells Fargo Bank, N.A. (successor by merger to Norwest Bank Minnesota, National Association), as trustee (the "Trustee") in connection with an amendment to the Indenture, dated as of January 29, 1999, as supplemented by that certain First Supplemental Indenture, dated November 25, 2003 between the Company and the Trustee (the "Indenture"), relating to the Company's 13 1/2% Senior Notes due 2009 (the "Notes"). Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Indenture.

W I T N E S S E T H:

WHEREAS, Section 9.02 of the Indenture provides that the Company, when authorized by a resolution of its Board of Directors, and the Trustee may (subject to certain exceptions), with the written consent of the holders of a majority in principal amount of Notes outstanding (the "Requisite Consents"), amend or supplement the Indenture;

WHEREAS, the Company has made an offer to exchange the Notes for newly issued 13 1/2% Senior Priority Notes and has solicited consents with respect to an amendment to Section 4.03 of the Indenture (the "Proposed Amendment") pursuant to the terms and conditions of that certain Offering Circular and Consent Solicitation Statement, dated as of December 21, 2006, as may be amended from time to time by the Company (the "Offering Circular");

WHEREAS, the Company has received the Requisite Consents to effect the Proposed Amendment under the Indenture and has delivered an Officers' Certificate to the Trustee so certifying; and

WHEREAS, the Company has been authorized by a resolution of its Board of Directors to enter into this Second Supplemental Indenture.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Notes, the Company and the Trustee hereby agree as follows:

ARTICLE 1
AMENDMENT

Section 4.03 of the Indenture is hereby amended and restated in its entirety to read as follows:

"(a) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Holders of Notes, within the time periods specified in the SEC's rules and regulations all quarterly and annual financial statements that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, a "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to all such quarterly and annual financial statements furnished and, with respect to such annual financial statements only, a report thereon by the Company's certified independent accountants.

(b) For so long as any Notes remain outstanding, the Company shall furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act."

ARTICLE 2
EFFECTIVENESS; OPERATIVENESS

This Second Supplemental Indenture will become effective and binding upon the Company, the Trustee and the holders of Notes upon consummation of the Exchange Offer and Consent Solicitation (the "Effective Date").

On the Effective Date, the Indenture shall be modified and amended in accordance with this Second Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Second Supplemental Indenture will control. The Indenture, as modified and amended by this Second Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every holder of Notes. In case of conflict between the terms and conditions contained in the Notes and those contained in the Indenture, as modified and amended by this Second Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Second Supplemental Indenture, shall control.

ARTICLE 3
CONFLICT WITH THE TRUST INDENTURE ACT

If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939 (the "TIA") that is required under the TIA to be part of and govern any provision of this Second Supplemental Indenture, the provision of the TIA shall control. If any provision of this Second Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Second Supplemental Indenture.

ARTICLE 4
SEVERABILITY

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

ARTICLE 5
HEADINGS

The Article and Section headings of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Second Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

ARTICLE 6
BENEFITS UNDER THE SECOND SUPPLEMENTAL INDENTURE

Nothing in this Second Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Second Supplemental Indenture or the Notes.

ARTICLE 7
SUCCESSORS

All agreements of the Company in this Second Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

ARTICLE 8
THE TRUSTEE

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

ARTICLE 9
CERTAIN DUTIES AND RESPONSIBILITIES OF THE TRUSTEE

In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

ARTICLE 10
GOVERNING LAW

THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW EXCEPT SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Second Supplemental Indenture.

ARTICLE 11
COUNTERPART ORIGINALS

The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent one and the same agreement.

* * * *

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the date first above written.

PAC-WEST TELECOMM, INC.

By: __/s/MICHAEL SARINA_____

Name: Michael Sarina

Title: Chief Financial Officer

WELLS FARGO BANK, N.A., as Trustee

By: __/s/TIMOTHY P. MOWDY_____

Name: Timothy P. Mowdy

Title: Vice-President

Signature Page to Second Supplemental Indenture